SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

                                                                   July 25, 2005

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re:   Bravo Foods International Corp.
            Registration Statement on Form SB-2, Filed June 10, 2005 File No. 333-125733

Dear Mr. Schwall:

      This firm represents Bravo Foods International Corp. ("Bravo" or the "Company") in the above-referenced matter. Enclosed for filing is Bravo's Amendment No. 1 to its Form SB-2 for filing. Below, please find our responses to your July 8, 2005 comment letter:

Selling Stockholders, page 44

1. For each non-natural entity listed in the Selling Stockholder tables, identify the natural person(s) with investment decision and voting power.

      Response

      Pursuant to your request, we identified the natural person(s) with investment descision and voting power of each of the entities listed in the selling stockholder table.

2. Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If any selling stockholder is a registered broker-dealer other than those who have provided placement agent or investment banking services to the Company, they should be named as underwriters. Additionally, tell us whether any of the selling stockholders is an affiliate of a registered broker-dealer. With respect to any affiliate of a registered broker dealer, expand the disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities.

      Response

      The Company has confirmed that, to the best of its knowledge, that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Terms of Financings, page 47

June 2004, page 47

3. Expand your disclosure to explain why you amended the exercise price of the warrants issued to Longview Fund, Alpha Capital Aktiengesellschaft, Whatehaven Funds Limited and Stonestreet Limited Partnership. We may have further comment upon reviewing your response.

      Response

      We have expanded the disclosure to state that the investors amended the exercise price in consideration of each of the investors providing additional funding to the Company in the form of a convertible debenture in October 2004.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494.

                                         Sincerely,


                                         /s/ Stephen Fleming

                                         Stephen Fleming